SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated March 23, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, March 23, 2023 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), reported that its board of directors has resolved to call a general ordinary and extraordinary shareholders’ meeting to be held on April 27, 2023, at 10:00 a.m., to be held remotely, according to the following agenda:

1.
Appointment of two shareholders to sign the meeting’s minutes.
2.
Consideration of Capital Stock increase from the sum of ARS 811,122,208 to the sum of ARS 7,363,527,208 through the partial capitalization of the issue premium account and the resulting issuance of 6,552,405,000 fully paid-in shares to be allocated to the holders of outstanding shares as of the settlement date, ratably according to their equity interests. .
3.
Consideration of amendment to section six of the bylaws due to the change in the par value of the shares from the sum of ARS 1 (one peso) to the sum of ARS 10 (ten pesos).
4.
Consideration of distribution of a cash dividend for up to ARS 21,900,000,000 (twenty one billion nine hundred million pesos), charged to the optional reserve set up by resolution of the shareholders’ meeting dated October 28, 2022, on the income for the fiscal year ended June 30, 2022.
5.
Authorization to carry out registration proceedings relating to this shareholders’ meeting before the Argentine Securities Commission and the Superintendency of Corporations.

 Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA. Pursuant to the provisions of Section Twenty Four of the bylaws and the rules of the Argentine Securities Commission, the shareholders’ meeting will be held remotely from the corporate headquarters located at Carlos María Della Paolera 261, Floor 9, City of Buenos Aires, and shareholders who are willing to do so will have the possibility to attend the meeting in person, provided that they communicate such decision upon sending their notice of attendance and/or until the date of expiration of the statutory term established for giving notice of attendance. To such end, the email address l.huidobro@zbv.com.ar is available for registering attendance at the shareholders’ meeting by electronic means and for sending the certificates issued by Caja de Valores S.A. obtained by the shareholders. The term for giving notice of attendance at such email address expires on April 21, 2023 at 3:00 p.m., pursuant to the provisions of Section 238 of the General Companies Law. Shareholders shall provide the following data: first and last name or full corporate name; identity document type and number, or registration data, specifying the Register where they are registered and their jurisdiction; and domicile where they are located for purposes of recording it at the shareholders’ meeting. Moreover, if they are to be represented by a legal representative and/or an attorney-in-fact, the shareholders who decide to participate remotely shall send the same data regarding the proxies who shall attend the meeting on their behalf, as well as the documents evidencing their capacity, duly authenticated, in PDF format, to the email address mentioned in this notice, on or before April 21, 2023 (pursuant to Section 238 of the General Companies Law). Shareholders’ proxies who decide to participate in person may evidence their capacity as such by producing their qualifying documents to the Issuer on the same date of the meeting. Shareholders who give notice of their attendance through the email address mentioned above shall also provide their contact details (telephone and email) for the Company to keep them updated of any potential measures that could be adopted in connection with the Shareholders’ Meeting. The Company shall send a receipt to all shareholders who registered their names by email sent to the above mentioned address, which shall be required in order to attend the Shareholders’ Meeting. Moreover, shareholders who are local or foreign legal entities shall identify the final beneficial holders of such shareholders’ stock capital and the number of shares to be voted by them. Upon dealing with the item three on the Agenda, the Shareholders’ Meeting will qualify as extraordinary, and a quorum of 60% will be required. The videoconference system to be used to hold the meeting may be accessed to by the shareholders who have given notice of their assistance, through the link to be sent to them, including the applicable instructions, to the email address reported by the shareholders. The system to be used will be the Zoom application, which will allow: (i) to secure free access of all the shareholders who were duly identified or their accredited proxies with validated qualifying instruments, including in all cases a copy of their identity document (DNI), and the access of the remaining participants at the meeting (directors and statutory auditors, among others); (ii) the possibility to participate at the shareholders’ meeting by speaking and voting, through simultaneous transmission of sound, images and words all throughout the meeting, ensuring the principle of equal treatment to all participants; and (iii) digital recording of all the development of the meeting and storage of a copy in digital format for a term of 5 (five) years, which shall be available to the shareholders upon request. Upon voting each item of the agenda, each shareholder will be requested to express the sense of their vote, which may be given verbally. The minutes of the shareholders’ meeting will record the attendants and capacity in which they acted, the place where they were located, and the technical means used. The minutes will be executed within five (5) business days after the meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

March 23, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets